Management Discussion and

Analysis

For the Nine Months Ended May 31, 2013

As at July 25, 2013

Stellar Biotechnologies, Inc.	For the Nine Months Ended May 31, 2013

Introduction

The following Management Discussion and Analysis (“MD&A”) of Stellar Biotechnologies, Inc. (the “Company” or “Stellar”) has been prepared by management as at July 25, 2013 and should be read in conjunction with the unaudited condensed interim consolidated financial statements for the nine months ended May 31, 2013 and the related notes contained therein which have been prepared under International Financial Reporting Standards (“IFRS”), and all other disclosure documents of the Company. The information contained herein is not a substitute for detailed investigation or analysis on any particular issue. The information provided in this document is not intended to be a comprehensive review of all matters and developments concerning the Company. The Company is presently a “Venture Issuer” as defined in NI 51-102. Additional information relevant to the Company’s activities can be found on SEDAR at www.SEDAR.com, US Securities and Exchange Commission EDGAR at www.sec.gov/edgar.shtml and the Company’s website at www.stellarbiotechnologies.com.

All financial information in this MD&A related to the nine months ended May 31, 2013 and comparative information has been prepared in accordance with IFRS and all dollar amounts are quoted in US dollars, the functional currency and presentation currency of the Company, unless specifically noted.

To the extent that any statements made in this document contain information that is not historical, these statements are considered forward-looking and are subject to risks and uncertainties.  Actual results, levels of activities, performance, or achievements could differ materially from those projected herein and depend on a number of factors, including the successful and timely completion of research and clinical trials, the uncertainties related to the regulatory process, and the commercialization of the Company’s products thereafter.

The cautionary statements made in this report should be read as applying to forward-looking statements wherever they appear in this report. The Company’s future results could differ materially from those discussed here.  Factors that could cause or contribute to these differences include those discussed under “Risks and Uncertainties”.

Description of Corporate Entity

Stellar Biotechnologies, Inc. (“the Company” or “Stellar”) is listed on the TSX Venture Exchange (“the Exchange”) as a Tier 2 issuer under the trading symbol KLH.  It is traded in the U.S. OTCQB under the trading symbol SBOTF.  The Company’s head office is located in Port Hueneme, California, USA.

Stellar is a company with biotech and pharmaceutical customers and research partners, $7 million in research having been conducted with US government National Institutes of Health (“NIH”) and National Science Foundation (“NSF”) grants, with a portfolio of intellectual property involving new aquaculture and marine culture processes as well as technology for producing pharmaceutical formulations of Keyhole Limpet Hemocyanin (“KLH”) that sell for $5,000 - $200,000 per gram into the medical, academic and research markets. KLH is an essential component for many cancer vaccines and highly anticipated therapeutic vaccines, including those for lymphoma, sarcoma, breast cancer, Alzheimer’s disease, rheumatoid arthritis, lupus, and chemical dependencies.

In the past, operations of the Company have primarily been funded by the issuance of common shares, exercise of warrants, grant revenues, contract income, and commercial sales.  As at May 31, 2013, the Company has remaining revenues available under the NSF SBIR Phase IIB grant program of approximately $291,000.  However, additional financial resources are needed to support the Company’s initiatives at the current level.   Ongoing effort is placed by management on expanding the customer base for existing marketed products and the Company is continuing to seek additional financing alternatives, including nondilutive financing through grants, collaboration and licensing arrangements, and additional equity financing.  The Company’s ability to increase its revenues or raise additional capital to generate sufficient cash flows to continue as a going concern is subject to risks which are beyond management’s control. There can be no assurance that such financing can be obtained on a timely basis or on favorable terms.  Without raising additional financial resources or achieving profitable operations, there is substantial doubt about the ability of the Company to continue as a going concern.

Global Overview of KLH

The Company’s core activity is production of purified KLH for use in a new class of medicines known as therapeutic vaccines and in immunological research.  The Company is the only company dedicated solely to developing and commercializing KLH products. Demand for its KLH is driven by over a dozen biopharmaceutical companies that have advanced KLH-based therapeutic vaccines in clinical trials for a wide variety of serious chronic diseases.

KLH is a potently immunogenic (i.e. a substance that induces an immune response) high-molecular-weight protein. It offers an ideal carrier molecule for vaccine antigens (i.e., substances that promote the generation of antibodies) against cancers and infectious agents.  The combination of an antigen against specific tumor cell-types, conjugated to the immunogenic KLH molecule, is the basis for a proven strategy for a new class of drugs known as therapeutic vaccines.  Potent yet proven safe in humans, KLH is highly prized as a critical component of several important therapeutic vaccines including vaccines for lymphoma, bladder, breast, colon, and other cancers.

The Company is positioned to become the premier worldwide supplier of vaccine-grade KLH.  The commercial prospects of KLH vaccines under development are threatened by one common factor; reliance on KLH from a fragile wild population of M. crenulata, which is found only sporadically in the coastal waters from central California to northern Baja California, Mexico.  There is currently no regulated fishery to protect this limited population from over-exploitation and fishery stocks are being rapidly depleted before a bona fide regulated commercial fishery can be instituted to mitigate the unsustainable harvesting pressure.  With the expected imminent potential approval of KLH-based vaccines, the limited natural population of M. crenulata will not sustain KLH supplies.  We believe that the Company is the only company that has aquaculture and harvesting technology to ensure sustainable supplies.

The Company has developed what is believed to be the world’s only dedicated aquaculture technology and captive, hatchery-reared populations of M. crenulata for sustainable vaccine-grade KLH production.  The Company’s intellectual properties include sophisticated proprietary aquaculture methods, the only patented non-lethal hemolymph extraction process, and proprietary vaccine-grade protein purification methods for production of KLH that meets the specific needs of vaccine developers.

Currently, the Company provides cGMP (current good manufacturing practices) KLH products to the biopharmaceutical and vaccine development markets, with KLH supply contracts in place with two vaccine developers, including one of the world’s largest pharmaceutical companies, and it expects to complete contract negotiations with additional customers in the future.

Company’s Technology

The Company’s proprietary intellectual property includes patent, patent pending and key trade secrets related to sourcing and purifying KLH for medical markets by spawning and maintaining the rare keyhole limpet which is found only in the slender strip of ocean off the coast of northern Baja to central California; non-lethal hemolymph extraction technology for environmentally sustainable production of KLH and highly efficient  manufacturing  methods for the  purification of various formulations of the KLH molecule for use in dynamic pharmaceutical and veterinary markets as a powerful immune stimulant, antigen carrier, and vaccine adjuvant with a long history of efficacy, safety and low toxicity.

Key Employees

Frank R. Oakes is President, Chief Executive Officer, and Director. Mr. Oakes has 30 years of management experience in biotechnology and aquaculture including a decade as CEO of The Abalone Farm, Inc., during which he led that company through the R&D, capitalization, and commercialization phases of development to become the first profitable and largest abalone producer in the U.S.  He is the inventor of the company’s patented method for non-lethal extraction of hemolymph from the keyhole limpet.  He is the Principal Investigator (“PI”) on the company’s current Small Business Innovation Research (“SBIR”) grant from the National Science Foundation and was PI on the company’s Phase I and II SBIR grants from the NIH’s Centre for Research Resources, and a California Technology Investment Partnership (“CalTIP”) grant from the Department of Commerce.  He has consulted and lectured for the aquaculture industry around the world. Frank received his Bachelor of Science degree from California State Polytechnic University, San Luis Obispo and is a graduate of the Los Angeles Regional Technology Alliance (“LARTA”) University’s management-training program.

Scott Davis is Chief Financial Officer. He is a partner of Cross Davis & Company LLP Certified General Accountants, a firm focused on providing accounting and management services for publicly-listed companies. His experience includes CFO positions of several companies listed on the TSX Venture Exchange, and his past experience consists of senior management positions, including three years at Appleby as an Assistant Financial Controller. Prior to that, he spent two years at Davidson & Company LLP Chartered Accountants as an Auditor, five years with Pacific Opportunity Capital Ltd. as an Accounting Manager, and two years at Jacobson Soda and Hosak, Chartered Accountants.

Herbert S. Chow, Ph.D. is Chief Technology Officer.  Dr. Chow has held key business management and product development positions in new biologic devices, clinical diagnostic and consumer diagnostic markets.  He held key senior management positions with start-up biotechnology companies, as well as international pharmaceutical companies Abbott Labs and Johnson & Johnson.  Dr. Chow earned his BS in Microbiology and Immunochemistry at Ohio State University and his Ph.D. in Immunopathology at the University of Illinois.

Catherine Brisson, Ph.D. is Chief Pharmaceutical Officer.  Dr. Brisson has extensive experience in the biotech, pharmaceutical and medical device arenas with cross-functional expertise in Quality Assurance and Regulatory Affairs providing leadership and direction over cGMP, GLP & GCP operations in a clinical development and commercial setting. She has held key positions in Quality Control, Validation and Product/Process Development areas with start-up biotechnology companies, as well as an international pharmaceutical company, Sicor Pharmaceuticals, Inc.  Dr. Brisson earned her BS in Chemistry at North Carolina State University and her Ph.D. in Organic Chemistry at the University of North Carolina.

Corporate Goals and Objectives

The Company’s goal is to execute its business strategy:

1.

Produce, maintain and develop keyhole limpets through key intellectual property (“IP”).

2.

Continuously advance key IP to extract, purify and formulate KLH profitably, while increasing the number and maintaining the good health of the essential source animals.

3.

Market and sell the Company’s formulations of KLH and use consistent efforts to expand markets, promote the use of KLH within the academic, research, pharmaceutical, biotech and medical diagnostic markets.

4.

Alone and in partnership with others, develop and sell as many proprietary KLH-based products as possible for the medical diagnostic and therapeutic markets.

Since our report in December 2012 for the year ended August 31, 2012, Stellar has continued to make significant progress on many important fronts and continues to advance our corporate mandate and achieve goals for long-term shareholder benefit.

Corporate Milestones

The Company completed the final two of three milestones in 2012 which were disclosed in our Qualifying Transaction documents in 2010. Stellar has begun selling its diagnostic products and in April 2012 announced the launch of the first suite of 6 preclinical ELISA (enzyme-linked immunosorbent assays) test kits targeted for the immunotoxicity drug development markets.

In December 2011 the Company announced that it had completed expansion of its keyhole limpet hatchery facility and increased limpet production capacity to support production of multi-kilogram quantities of KLH to meet future demand forecasted by customers.  The facility expansion integrates proprietary technological advances developed under the Company’s National Science Foundation funded research and represents the largest and most advanced culture technology for the keyhole limpet.

Business Development

The last fiscal year was particularly challenging for the Company due to the economy and its effect on the timing of many of our customers’ clinical trials.  Delays in the launch of our customers’ trials, unrelated to Stellar or KLH, resulted in delays in the realization of revenues from supply contracts and KLH sales forecasted for 2012.  In spite of the economic climate Stellar has advanced its business and product development agendas on several important initiatives, including:

In September 2011, we announced that the Company received the first purchase order for KLH under previously announced supply agreement with Sigma Aldrich’s SAFC Division for a low six figure US$ amount.  This product is now being sold by SAFC through its distribution network to important vaccine customers.

During October 2011, Stellar entered into an exclusive manufacturing and supply agreement with Life Diagnostics (www.lifediagnostics.com). Life Diagnostics is a leader in the manufacture and sale of ELISA kits, purified biomarkers and antibodies for cardiovascular, inflammation, immunotoxicity and immunology research. Under the agreement, Life Diagnostics collaborated with Stellar develop and manufacture Stellar brand KLH ELISA test kits for the preclinical diagnostic market, The launch of Stellar KLH™ ELISA Test Kits occurred In April 2012.

Stellar KLH™ ELISA Kits are designed for the rapid, quantitative measure of anti-KLH antibodies in serum or plasma samples. Stellar’s product launch includes six different kits to measure either IgG or IgM antibodies in a range of preclinical models. The new assay kits are the first anti-KLH ELISA’s (enzyme-linked immunosorbent assays) made with the Company’s proprietary Stellar KLH™ Protein. This provides the unique benefits of quantitative measurements with wide dynamic range, low assay background and reproducible linearity.

In drug immunotoxicity screening applications, determination of a drug candidate's immunosuppressive effects on anti-KLH antibody levels allows easy assessment of immune system regulation. The Company has shown that Stellar KLH can produce more robust primary and secondary anti-KLH responses compared to competitors’ products. The consistent, reliable anti-KLH responses are critical for proper immunotoxicology testing. Stellar launched in March 2013 HMW and subunit KLH in vial format for preclinical drug screening applications.

Below is an endorsement of the quality of our ELISA product received directly from a major pharma customer:

“I would just like to thank you and let you know that we were extremely pleased with the results gained from the IgG and IgM Rat anti-KLH ELISA test kits purchased from Stellar Biotech. We were particularly impressed with the quality of the assay and the reproducibility of the results gained. Due to the quality of the generated results we would like to continue to quantify KLH specific IgG and IgM levels and as such I have raised a further order...”.

In April 2012, the Company also announced that it had entered into an agreement with the University of Guelph (Ontario, Canada) under which the University has granted Stellar an exclusive option to license a patent pending technology for the development of a vaccine candidate against Clostridium difficile infection (“CDI”).   Clostridium difficile is a major and growing cause of mortality and morbidity in hospitalized patients. CDI-related treatments in the U.S. and European countries are estimated at more than $7 billion a year.  This agreement accentuates Stellar’s commitment to a strategy of acquiring promising vaccine candidates as well as other infectious disease targets that may work synergistically with Stellar’s KLH platform, and have potential to address serious, unmet global clinical needs.

During the second quarter of fiscal year 2012, we completed a successful cGMP manufactured lot of KLH-20-MV using a method that incorporated significant improvements to the method previously developed under the collaborative agreement with Bayer Innovation.  In the third quarter of fiscal year 2012 we completed our first GMP manufactured lot of high molecular weight KLH-01NV and now are selling this product for immune system response testing and offering it in combination with our Stellar KLH™ ELISA Test Kits. In March 2013, the Company submitted a BB-MF for the subunit KLH product to CBER at the FDA (Center for Biologic Evaluation & Research) to support customers who file applications under the CBER division thus expanding the applicability of the company’s KLH for broader use.

With product offerings now available to meet the specific requirements for preclinical and clinical immune response testing and vaccine conjugation, the Company in now actively exploring multiple avenues of co-involvement under mutual non-disclosure agreements signed with 7 of the 15 largest biopharma companies, all of which have come to Stellar seeking KLH supplies and access to the Company’s KLH expertise.  Many have come to us through the KLH information web site (http://www.klhsite.com) which was launched by Stellar in March 2012 as a web-based resource to assist researchers and our customers in accessing important information about to support regulatory filing and expanded use of KLH.

U.S. Stock Listing

On January 14, 2013, the Company was uplisted for trading in the U.S. from the Pinksheets to the OTCQB and is now free to solicit investment (“blue skied”) in 48 states and Washington, DC.  OTCQB companies must be registered with and reporting to the SEC or a U.S. regulatory agency. Stellar has been fully reporting to the SEC as a foreign issuer since April 4, 2012; its regulatory filings are available on EDGAR in the U.S. (http://edgar.sec.gov/) as well as on SEDAR in Canada (www.sedar.com).

Corporate Development

In August 2012, the Company added a director, Gregory Baxter, to fill the board vacancy created in February 2012 upon the death of one of our directors and increased the number of directors from six to seven by the addition Mayank (Mike) Sampat.  In January 2013, the Company announced the retirement of Malcolm Gefter from the Board of Directors.  Dr. Gefter retained his position on the Company’s Scientific Advisory Board.  In June 2013, the Company announced the resignation of Darrell Brookstein from the Board of Directors to pursue personal and outside business commitments.

Our website has changed significantly and continues to be updated to reflect our evolving market focus.  We encourage you to visit our site and sign up to be on our list to receive regular updates by visiting http://www.stellarbiotechnologies.com/contact/request_info/.

The Stellar team looks forward to the future with great enthusiasm and the expectation that we will continue to achieve the corporate goals and business objectives that bring value to the Company and to serve the interests of our shareholders, partners, customers and employees.

News Releases

a)

On October 4, 2012, the Company announced the filing of a US Letters Patent Application directed to protecting certain proprietary KLH manufacturing controls, KLH formulations and kits used in immunotoxicology and immune status testing.

b)

On October 15, 2012, the Company announced that it will make an application to the TSX Venture Exchange to amend the terms of 6,153,000 share purchase warrants by extending the expiry date of the warrants by twelve months from November 14, 2012 to November 14, 2013 and reducing the exercise of the warrants to CDN$0.71 per share.  On November 5, 2012, the Company announced it received approval for this transaction.

c)

On October 23, 2012, the Company announced it granted 250,000 and 75,000 stock options exercisable at CDN$0.25 for a period of three and seven years respectively under the Company’s Share Option Plan.

d)

On October 26, 2012, the Company announced that it closed a non-brokered private placement and issued 4,000,000 units at a purchase price of CDN$0.25 per unit for gross proceeds of $1,007,900 (CDN$1,000,000). Each unit consists of one common share in the capital of the Company and one transferable share purchase warrant, each warrant entitling the holder to purchase one additional common share in the capital of the Company on or before October 25, 2015, at a purchase price of CDN$0.40 per share. In connection with the private placement the Company paid a finder’s fee to a firm consisting of $50,395 in cash and a non-transferable share purchase option exercisable into 400,000 units in the capital of the Company on or before October 25, 2015 at a price of CDN$0.25 per unit, each unit having the same terms as the units issued in the private placement. All securities issued by the Company pursuant to the private placement are subject to a hold period of four months and one day and cannot be resold until February 26, 2013.

e)

On December 4, 2012, the Company announced the submission of a patent application to the U.S. Patent and Trademark Office for new innovations related to the Company’s KLH technology, including claims for pharmaceutical grade compositions of matter, advanced manufacturing processes and methods of use in a wide range of therapies.

f)

On December 18, 2012, Mr. Frank Oakes, Chief Executive Officer and Mr. Darrell Brookstein, Executive VP, Corporate Development and Finance of Stellar hosted a conference call and webcast with investors to discuss the Company’s business strategies. The webcast can be viewed on the Company’s web site.

g)

On December 19, 2012, the Company announced it granted 215,000 stock options exercisable at CDN$0.25 for a period of seven years under the Company’s Share Option Plan.

h)

On January 2, 2013, the Company announced that it closed a non-brokered private placement and issued 1,998,400 units at a purchase price of CDN$0.25 per unit for gross proceeds of $502,098 (CDN$499,600). Each unit consists of one common share in the capital of the Company and one transferable share purchase warrant, each warrant entitling the holder to purchase one additional common share in the capital of the Company on or before January 4, 2016, at a purchase price of CDN$0.40 per share. In connection with the private placement the Company paid finder’s fees to firms consisting of $24,422 in cash and non-transferable options exercisable into 97,200 units in the capital of the Company on or before January 4, 2016 at a price of CDN$0.25 per unit, each unit having the same terms as the units issued in the private placement. All securities issued by the Company pursuant to the private placement are subject to a hold period of four months and one day and cannot be resold until May 3, 2013.

i)

On January 2, 2013, the company announced the retirement of Malcolm Gefter from the Company’s Board of Directors.  Dr. Gefter will retain his position on the Company’s Scientific Advisory Board.

j)

On January 15, 2013, the Company announced that it was uplisted from the Pinksheets to the OTCQB.   OTCQB companies must be registered with and reporting to the SEC or a U.S. regulatory agency. Stellar has been fully reporting to the SEC since April 4, 2012; its regulatory filings are available on EDGAR in the U.S. (http://edgar.sec.gov/) as well as on SEDAR in Canada (www.sedar.com).

k)

On January 22, 2013 the Company announced that it had achieved an industry milestone in aquaculture science by successfully controlling the complete life cycle of multiple generations of the Giant Keyhole Limpet (Megathura crenulata), the scarce marine source for Keyhole Limpet Hemocyanin (KLH).

l)

On February 6, 2013, the Company announced that submission of a provisional patent application to the U.S. Patent and Trademark Office for new innovations related to the Company’s KLH-based combinatorial adjuvant technology, including claims for pharmaceutical grade adjuvant compositions, manufacturing processes and uses in a wide range of vaccine therapies.

m)

On February 19, 2013, the Company announced that it exceeded its 2012 plan to increase key stages of its aquaculture capacity to prepare for future demand for KLH.  The Company exceeded its aquaculture hatchery goal by nearly 30%, the combined result of expanded facilities and new methods related to the cultivation of the Giant Keyhole Limpet (Megathura crenulata).

n)

On March 13, 2013, the Company announced presentation of results from a preclinical study of KLH, conducted together with a prestigious industry partner, showing that manufacturing source and molecule form can impact the magnitude and consistency of antibody response to KLH.  Among GMP grade KLHs tested in the study, Stellar HMW KLH and Stellar Subunit KLH elicited the greatest IgM and IgG responses compared to the subunit KLHs from other sources.  The abstract was presented at the 52nd Annual Meeting of the Society of Toxicology (SOT).

o)

On March 19, 2013, the Company announced submission of a Type IV Biologics Master File (BB-MF) to the U.S. Food and Drug Administration (FDA) Center for Biologics Evaluation and Research (CBER) for its subunit KLH.  This new BB-MF is intended to support Stellar’s KLH customers who file applications under the CBER division, thus expanding applicability of the Company’s KLH for broader uses.

p)

On April 4, 2013, the Company announced that it closed a non-brokered private placement and issued 3,260,000 units at a purchase price of CDN$0.50 per unit for gross proceeds of $1,605,877 (CDN$1,630,000). Each unit consists of one common share in the capital of the Company and one-half transferable share purchase warrant, each whole warrant entitling the holder to purchase one additional common share in the capital of the Company on or before October 2, 2014, at a purchase price of CDN$0.75 per share. In connection with the private placement, the Company paid finder’s fees to Arm’s length parties consisting of $50,245  in cash and non-transferable options exercisable into 102,000 units in the capital of the Company on or before October 2, 2014 at a price of CDN$0.50 per unit, each unit having the same terms as the units issued in the private placement. All securities issued by the Company pursuant to the private placement are subject to a hold period of four months and one day and cannot be resold until August 4, 2013.

q)

On April 30, the Company announced publication of expert review article on Clostridium difficile (C. difficile) co-authored by scientists from the Company, University of Arizona and University of Guelph.  The article describes biochemical characteristics of C. difficile that support University of Guelph’s carbohydrate-based vaccine approach to potential treatment using Stellar KLH as a carrier/adjuvant.  The article also recaps the team’s preclinical work demonstrating PSII/KLH conjugation, vaccine immunogenicity and KLH as an adjuvant to stimulate intestinal immunity.

r)

On May 14, 2013, the Company announced it granted 560,000 stock options exercisable at CDN$0.58 for a period of seven years under the Company’s Share Option Plan.

s)

On May 23, 2013, the Company announced it granted 100,000 stock options exercisable at CDN$0.58 for a period of seven years under the Company’s Share Option Plan.

t)

On May 28, 2013, the Company announced its presentation at the annual 2013 National Science Foundation Conference highlighting the Company’s achievements in developing methods related to the sustainable cultivation of the ocean mollusk that is the sole source for KLH, including systems and processes that protect and sustain multiple generations of the Giant Keyhole Limpet in land-based aquaculture.

u)

On June 21, 2013, the Company announced the resignation of Darrell Brookstein from the Company’s Board of Directors and his role as Executive VP, Corporate Development and Finance to pursue personal and outside business commitments.

v)

On July 17, 2013, the Company announced the appointment of Kathi Niffenegger, CPA, to the position of Corporate Secretary for the Company.

w)

On July 24, 2013, the Company announced that a preclinical abstract on KLH-conjugate vaccine for Clostridium difficile infection (“C. diff”) has been accepted for oral presentation at the 8th International Conference on the Molecular Biology and Pathogenesis of the Clostridia (ClostPath 8).  The abstract highlights data as a result of preclinical research that suggest that a PSII polysaccharide conjugated to Keyhole Limpet Hemocyanin (KLH) may be effective in stimulating immunity against Clostridium difficile infection.

Liquidity and Capital Resources

The Company had a cash position on May 31, 2013 of $1,788,684 (August 31, 2012 - $998,998) and working capital of $1,491,282 (August 31, 2012 - $486,019).

During the nine months ended May 31, 2013, the Company received $3,115,875 gross proceeds under private placements.  Subsequent to May 31, 2013, the Company also issued 380,000 shares upon exercise of warrants for gross proceeds of CDN$238,800.  During the nine months ended May 31, 2012, the Company issued 2,318,600 shares upon the exercise of warrants for gross proceeds of $830,716.

The Company has incurred significant losses and has an accumulated deficit of $15,898,832 as at May 31, 2013 (August 31, 2012 - $10,317,513).

In the past, the Company financed its cash requirements primarily through a combination of commercial sales, contract income, grant revenues and equity private placements.

The Company expects to finance its future expenditures through revenues from commercial sales, contract income, grant revenues, and by using cash from private placements.  The Company is confident that it will achieve these revenues and cash flows, however, these events are dependent upon certain factors outside of the Company’s control.  If not achieved, the Company may be required to obtain additional financing or curtail its development activities and operations.

Results of Operations

For the Nine Months Ended May 31, 2013

The Company had a net loss of $5,581,319 for the nine months ended May 31, 2013 as compared to net loss of $3,485,774 for May 31, 2012.  This was an increased loss of $2,209,545 over the prior period which can be mainly attributed to:

•

As a result of having exercise prices denominated in other than the Company’s functional currency, the Company’s warrants meet the definition of derivatives and are therefore classified as derivative liabilities measured at fair value with adjustments to fair value recognized through the consolidated statements of loss and comprehensive loss. Fair values are based on Black-Scholes option pricing model.  During the nine months ended May 31, 2013, there was a loss on fair value of warrant liability of $2,981,740, while the same period in 2012 had a gain on fair value of warrant liability of $1,219,720 for a net fluctuation of $4,201,460 additional loss. The loss in the current period is a reflection of the Company’s share price increasing from August 31, 2012 to May 31, 2013, while the gain in the prior period was caused by share price decreasing from August 31, 2011 to May 31, 2012.

•

Share-based payments of $521,987 for the nine months ended May 31, 2013 (2012 - $1,394,097) partially due to timing of granting stock options during the current nine month period compared to the prior period.  Additionally, share based-payments are recorded for performance shares over the vesting period and all had vested by August 31, 2012.

•

Salaries, wages and benefits of $554,882 for the nine months ended May 31, 2013 (2012 - $974,593) due to efforts to reduce operating costs through voluntary salary reductions and reductions in personnel.

•

Research and development of $684,662 for the nine months ended May 31, 2013 (2012 - $1,219,987) due to timing of research and development activity, particularly outside contracts, and efforts to reduce operating costs.

•

Legal, consulting and professional services of $218,560 for the nine months ended May 31, 2013 (2012 - $463,597) due to efforts to reduce operating costs through reductions in outside contracted services.

•

Loss recovery of $Nil during the nine months ended May 31, 2013 (2012 – $105,000) due to recovery of the value of KLH which had been damaged by vendor in the prior period.

For the Three Months Ended May 31, 2013

The Company had a net loss of $1,171,537 for the three months ended May 31, 2013 as compared to net loss of $1,404,813 for May 31, 2012.  This was a decreased loss of $233,276 over the prior period which can be mainly attributed to:

•

As a result of having exercise prices denominated in other than the Company’s functional currency, the Company’s warrants meet the definition of derivatives and are therefore classified as derivative liabilities measured at fair value with adjustments to fair value recognized through the consolidated statements of loss and comprehensive loss. Fair values are based on Black-Scholes option pricing model.  During the three months ended May 31, 2013, there was a loss on fair value of warrant liability of $353,119, while the same period in 2012 had a gain on fair value of warrant liability of $244,568. The loss in the current period is a reflection of the Company’s share price increasing from February 28, 2013 to May 31, 2013, while the gain in the prior period was caused by share price decreasing from February 29, 2012 to May 31, 2012.

•

Share-based payments of $201,298 for the three months ended May 31, 2013 (2012 - $598,181) partially due to timing of granting stock options during the current three month period compared to the prior period.  Additionally, share based-payments are recorded for performance shares over the vesting period and all had vested by August 31, 2012.

•

Salaries, wages and benefits of $198,720 for the three months ended May 31, 2013 (2012 - $297,280) due to efforts to reduce operating costs through voluntary salary reductions and reductions in personnel.

•

Research and development of $178,202 for the three months ended May 31, 2013 (2012 - $332,184) due to timing of research and development activity, particularly outside contracts, and efforts to reduce operating costs.

•

Legal, consulting and professional services of $43,297 for the three months ended May 31, 2013 (2012 - $164,358) due to efforts to reduce operating costs through reductions in outside contracted services.

Summary of Quarterly Results (prepared under IFRS)

The table below presents selected financial data for the Company’s most recently completed quarters.

(In $000’s except per share data)

	For the Years Ended August 31,
Financial results	2013			2012				2011
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Revenues	$ 73	$ 61	$ 116	$ 50	$ 43	$ 58	$ 135	$ 40
Net income (loss) for period	(1,171)	(3,644)	(766)	(1,711)	(1,405)	(1,124)	(957)	459
Income (loss) per share	(0.02)	(0.07)	(0.02)	(0.03)	(0.03)	(0.03)	(0.02)	0.01
Statement of Financial Position data
Cash and cash equivalents	1,789	922	1,632	999	1,954	2,945	4,075	4,145
Assets	2,234	1,401	2,160	1,544	2,506	3,472	4,824	4,751
Shareholders' equity (deficit)	(3,117)	(3,196)	684	852	2,021	2,800	3,685	3,064

During the period ended February 28, 2013, the Company recorded a loss on change in fair value of warrant liability of $2,767,283.

During the period ended August 31, 2011, the Company recorded a gain on change in fair value of warrant liability of $1,798,473.

Transactions with Related Parties

For the nine months ended May 31, 2013, the Company had the following transactions with key management personnel:

	Salary and Benefits	Consulting	Director Fees	Professional Fees	Accounts Payable
Frank Oakes - Director & Officer	$ 41,400	$ -	$ -	$ -	$ 58
Dorothy Oakes - Relative of Director & Officer	63,460	-	-	-	-
Daniel Morse - Director	-	11,325	2,350	-	-
David Hill - Director	-	-	2,350	-	-
Mayank (Mike) Sampat - Director	-	-	2,350	-	-
Greg Baxter - Director	-	-	2,350	-	-
Darrell Brookstein - Former Director & Officer	41,575	-	-	-	97
Malcolm Gefter – Former Director	-	3,000	-	-	-
Scott Davis - Officer	-	-	-	40,451	-
Herb Chow - Officer	124,105	-	-	-	-
Catherine Brisson - Officer	120,875	-	-	-	-
John Sundsmo – Former Officer	63,628	-	-	-	-
	$ 455,043	$ 14,325	$ 9,400	$ 40,451	$ 155

For the nine months ended May 31, 2012, the Company had the following transactions key management personnel:

	Salary and Benefits	Consulting	Director Fees	Professional Fees	Accounts Payable
Frank Oakes - Director & Officer	$ 201,495	$ -	$ 8,500	$ -	$ -
Dorothy Oakes - Relative of Director & Officer	76,170	-	-	-	-
Daniel Morse - Director & Officer	16,667	35,383	5,000	-	13,800
David Hill - Director	-	-	13,500	-	-
Darrell Brookstein - Former Director & Officer	209,841	-	5,000	-	-
Malcolm Gefter - Former Director	-	9,000	5,330	-	-
Harvey Wright - Former Director	-	-	350	-	-
Scott Davis - Officer	-	-	-	48,626	-
Herb Chow – Officer	118,960	-	-	-	-
Catherine Brisson – Officer	103,648	-	-	-	-
John Sundsmo – Former Officer	109,476	-	-	-	-
	$ 836,257	$ 44,383	$ 37,680	$ 48,626	$ 13,800

The share-based payments to directors, family members of directors, former directors and officers of the Company during the nine months ended May 31, 2013 were $320,972 (2012 - $1,238,347). Share-based payments are the vested fair value of the options granted plus the vested value of performance shares.

On August 14, 2002, the Company entered into an agreement to pay royalties to an officer in exchange for assignment of patent rights to the Company.  The royalty is 5% of gross receipts in excess of $500,000 annually from products using this invention.  The Company’s current operations utilize this invention.  The royalties for the nine months ending May 31, 2013 were $Nil (2012 - $Nil).

Commitments

The Company leases three buildings and facilities under sublease agreements with the Port Hueneme Surplus Property Authority.  On September 1, 2010, the Company exercised its option to extend the three buildings and facilities sublease agreements.  The Company has an option to extend the lease for another five years.

The Company also leases office facilities effective July 1, 2011 for a term of three years with the option to extend for an additional two years.  The Company must also pay a portion of the common area maintenance.

Future minimum lease payments as at May 31, 2013 are as follows:

	May 31, 2013	August 31, 2012
For The Year Ending August 31,
2013	$ 38,495	$ 148,531
2014	143,735	139,238
2015	89,349	84,852
2016	14,892	14,142
	$ 286,471	$ 386,763

Rent expense on these lease agreements for the nine months ended May 31, 2013 was $133,436 (2012 - $128,376).

The Company has purchase order commitments totalling approximately $72,000 at May 31, 2013, for contracts and consultants (August 31, 2012 - $157,000).

The Company has commitments under certain supply agreements with customers for fixed prices per gram on a non-exclusive basis except within that customer’s field of use.  Two of the agreements automatically renew each January unless terminated in writing by either party.  One agreement has a term through June 2013 which was not subsequently extended.

Investor Relations

Beginning in January 2012, the Company contracted the services of TheBiotechPanel, Inc., an investor relations provider specializing in financial and investor relations and communications focused on Europe.  The term of the agreement was for six months, however it was discontinued in March 2012.  The Company contracted the services of an investor relations firm, MZHCI, beginning October 2012 for a six month term which has been extended monthly.

New Accounting Policies

A number of new standards, amendments to standards and interpretations are effective in future years. The Company does not expect to adopt any of these standards before their effective dates and they have not been applied in preparing these condensed interim consolidated financial statements.  New standards effective for annual periods beginning on or after January 1, 2013, include IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosure of Interests in Other Entities, IFRS 13 Fair Value Measurement, and amendments to IFRS 7 Financial Instruments: Disclosure, IAS 19 Employee Benefits, IAS 27 Separate Financial Statements, and IAS 28 Investments in Associates and Joint Ventures.  Amendments to IAS 32 Financial Instruments: Presentation are effective for annual periods beginning on or after January 1, 2014.  IFRS 9 Financial Instruments is effective for annual periods beginning after January 1, 2015.  The Company continues to evaluate the impact of these standards on its accounting policies and consolidated financial statements.  The extent of the effects of the new accounting standards on the consolidated financial statements has not been determined.

Amendments to IAS 12 Income Taxes and IAS 1 Financial Statement Presentation are effective for the year ending August 31, 2013.  Implementation of these amendments is not expected to have a significant effect on the consolidated financial statements of the Company.

Financial Instruments and Risks

The Company is exposed to various financial instrument risks and assesses the impact and likelihood of this exposure. These risks include liquidity risk, credit risk, foreign exchange risk and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

Capital Management

The Company manages its capital to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide adequate returns to shareholders and benefits to other stakeholders, and to have sufficient funds on hand for business opportunities as they arise.

The Company considers the items included in share capital as capital. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through short-term prospectuses, private placements, sell assets, incur debt, or return capital to shareholders. As at May 31, 2013, the Company does not have any debt and is not subject to externally imposed capital requirements.

Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows from a financial instrument will fluctuate as a result in market interest rates.  The Company is exposed to interest rate risk to the extent that the cash maintained at the financial institutions included in the Company’s cash and cash equivalents are subject to a floating rate of interest.  The interest rate risks on cash are not considered significant.

Foreign Exchange Risk

The Company incurs operating expenses and capital expenditures mostly in US dollars, with some operating expenses incurred in Canadian dollars which are subject to foreign currency fluctuations. The fluctuation of the US dollar in relation to Canadian dollars will have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity.  The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.  At May 31, 2013, the US dollar was equal to 1.03381 Canadian dollars.  The currency risk is considered to be insignificant.

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.  Financial instruments that potentially subject the Company to a concentration of credit risk consist  primarily  of cash, cash equivalents  and  amounts receivable.  Management’s assessment of  the Company’s credit risk for cash and cash equivalents is low as cash and cash equivalents are held in financial institutions believed to be credit worthy.  The Company limits its exposure to credit loss by placing its cash with major financial institutions and invests only in short-term obligations.

Approximately 83% of the Company’s commercial sales and contract income during the nine months ended May 31, 2013 were from two customers (2012 - 93% from two customers). All of the grant revenue during the nine months ended May 31, 2013 was received from NSF (2012 - 100% from NSF).

Approximately 83% of the Company’s amounts receivables at May 31, 2013, were from three customers (August 31, 2012 - 77% from three customers), Nil% were from the NSF grants (August 31, 2012 - Nil) and 17% from GST refund (August 31, 2012 - 15%).

While the Company is exposed to credit losses due to the non-performance of its counterparties, the Company considers the risk of this remote.  The Company estimates its maximum credit risk for amounts receivable at the amount recorded on the statement of financial position.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company attempts to manage liquidity risk by maintaining sufficient cash and cash equivalent balances. Liquidity requirements are managed based on expected cash flows to ensure that there is sufficient capital in order to meet short term obligations.  As at May 31, 2013, the Company had a cash and cash equivalents balance of $1,788,684 (August 31, 2012 - $998,998) to settle current liabilities of $339,267 (August 31, 2012 - $562,131).

Fair Value

The fair value of the Company’s financial instruments is believed to equal the carrying amounts due to the short terms to maturity.

Fair value measurement disclosures include classification of financial instrument fair values in a fair value hierarchy comprising three levels reflecting the significance of the inputs used in making the measurements, described as follows:

Level 1:

Valuations based on quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2:

Valuations based on directly or  indirectly observable inputs in active markets for similar assets or liabilities, other than Level 1  prices such  as quoted interest or  currency exchange rates;  and

Level 3:

Valuations based on significant inputs that are not derived from observable market data, such as discounted cash flow methodologies based on internal cash flow forecasts.

The Company’s fair value of cash and cash equivalents under the fair value hierarchy is measured using Level 1 inputs and fair value of the warrant liability is measured using Level 2 inputs.

Risks and Uncertainties

Before making an investment decision with respect to the Company’s common shares, investors should carefully consider the following risk factors, in addition to the other information included or incorporated by reference into the condensed interim consolidated financial statements for the nine months ended May 31, 2013.

The primary risks that may affect the Company during this fiscal year are summarized below.  If any of the following risks occur, the Company’s business, results of operations or financial condition could be materially adversely affected:

•

The Company expects to continue to experience losses as a result of its ongoing research. It is difficult to estimate the timing and future costs of its research and development programs.

•

The Company does not currently have backup manufacturing capacity for some of its key products.

•

The loss of a key supplier of certain raw materials could have a material adverse effect on the Company’s business and financial condition.

•

The Company may not achieve its projected development goals in the timeframes it announces and expects.

•

Rapid technological change could make the Company’s products obsolete.

•

The Company faces uncertainties related to regulatory approval which could result in delays in product commercialization in certain territories.

•

Even if the Company obtains marketing approval, its products will be subject to ongoing regulatory review.

•

The Company’s products, if approved, may fail to achieve market acceptance.

•

Development of drugs can be costly and require years of research and development activities.

•

If the Company cannot raise additional capital on acceptable terms, it may delay or be unable to pursue further development of its product portfolio, obtain regulatory approvals or commercialize its product candidates.

•

If the Company is unable to protect its intellectual property rights, its competitors may develop and market products with similar features that may reduce demand for its products and the effective commercialization of its products may be inhibited.

•

The Company may become involved in lawsuits with respect to collaborations or protection or enforcement of its patents that would be expensive and time consuming.

•

If third-party manufacturers of the Company’s products fail to devote sufficient time and resources to its concerns, or if their performance is substandard, clinical trials and product introductions may be delayed and its costs may rise.

•

The Company may not be able to manufacture its products in commercial quantities, which would prevent it from marketing its products.

•

The Company may not be able to successfully achieve its goals.

•

The Company has international partners that expose it to additional business risks.

•

The Company may incur losses associated with foreign currency fluctuations.

•

The Company is subject to the risk of product liability claims, for which it may not have, or be able to obtain, adequate insurance coverage.

•

Future sales of common shares by the Company or its existing shareholders may cause its share price to fall.

•

The Company has never paid dividends on its common shares, and it does not anticipate paying cash dividends in the foreseeable future.

Management’s Responsibility for Financial Statements

The information provided in this report, including the condensed interim consolidated financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying condensed interim consolidated financial statements.

Internal Controls Over Financial Reporting

Management has designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.  Lack of optimal segregation of duties has been observed due to the relatively small size of the Company, but management believes that these weaknesses have been adequately mitigated through management and director oversight.

Approval

The Board of Directors oversees management’s responsibility for financial reporting and internal control systems through an Audit Committee. This Committee meets periodically with management and annually with the independent auditors to review the scope and results of the annual audit and to review the consolidated financial statements and related financial reporting and internal control matters before the consolidated financial statements are approved by the Board of Directors and submitted to the shareholders of the Company. The Board of Directors of Stellar has approved the condensed interim consolidated financial statements and the disclosure contained in this MD&A.  A copy of this MD&A will be provided to anyone who requests it.

Other MD&A Requirements

Additional information is available on the Company’s website at www.stellarbiotechnologies.com or on SEDAR at www.SEDAR.com.

Forward Looking Information

This MD&A contains certain forward-looking statements and information relating to the Company that are based on the beliefs of our management as well as assumptions made by and information currently available to us.  When used in this document, the words “anticipate”, “believe”, “estimate”, “expect” and similar expressions, as they relate to our company or our management, are intended to identify forward-looking statements.  This MD&A contains forward-looking statements relating to, among other things, regulatory compliance, the sufficiency of current working capital, the estimated cost and availability of funding for the continued research and development of our products. Such statements reflect the  current views of management with respect to future events and are subject  to certain risks, uncertainties and assumptions.  Many factors could cause the actual results, performance or our achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements.

The Company does not believe it has any significant forward-looking information to report as at July 25, 2013.

Outstanding Shares, Warrants and Stock Options

As at July 25, 2013, the Company had the following outstanding:

•

55,151,961 common shares

•

Warrants:

CDN Exercise Price	Number of Warrants	Expiry Date

$0.71	5,773,000	November 14, 2013
$0.75	1,630,000	October 2, 2014
$0.50	102,000	October 2, 2014	Agent options
$0.40	4,000,000	October 25, 2015
$0.25	400,000	October 25, 2015	Agent options
$0.40	1,898,400	January 4, 2016
$0.25	97,200	January 4, 2016	Agent options
	13,900,600

•

Stock options:

CDN Exercise Price	Number of Options	Expiry Date

$0.25	250,000	October 23, 2015
$0.28	2,265,000	April 9, 2017
$0.25	55,000	May 17, 2017
$0.28	70,000	June 17, 2017
$0.28	20,000	June 28, 2017
$0.28	70,000	July 13, 2017
$0.64	70,000	October 25, 2017
$1.00	60,000	February 10, 2018
$0.65	1,306,267	August 8, 2018
$0.50	5,000	September 26, 2018
$0.40	76,667	December 22, 2018
$0.42	1,667	February 16, 2019
$0.42	1,114,267	April 13, 2019
$0.42	50,000	April 26, 2019
$0.29	90,000	June 18, 2019
$0.37	150,000	August 9, 2012
$0.37	150,000	August 16, 2019
$0.25	75,000	October 23, 2019
$0.25	215,000	December 19, 2019
$0.58	560,000	May 14, 2020
$0.58	100,000	May 23, 2020
	6,753,868

Contingencies

There are no contingent liabilities.

Proposed Transactions

There are no proposed transactions that have not been disclosed herein.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Critical Accounting Estimates

The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed interim consolidated financial statements and the reported amounts of revenue and expenses during the reporting period.  Actual reports could differ from management’s estimates.

CORPORATE DATA July 25, 2013

HEAD OFFICE

Stellar Biotechnologies, Inc.

332 E. Scott Street

Port Hueneme, CA 93041 USA

Tel:   (805) 488-2800

Fax:  (805) 488-2889

Canadian Regulatory Address

401 – 1231 Barclay Street

Vancouver, BC, V6E 1H5

Canada

Tel:  604-306-8854

Fax: 604-259-0339

REGISTRAR & TRANSFER AGENT

Computershare Investor Services Inc.

3rd floor, 510 Burrard Street

Vancouver , BC, V6C 3B9

Canada

SOLICITOR

McMillan LLP

Royal Centre

1055 West Georgia Street – Suite 1500

P.O. Box 11117

Vancouver, BC, V6E 4N7

Canada

Tel:  604-689-9111

Fax: 604-685-7084

AUDITORS

D & H Group LLP

Chartered Accountants

10th floor, 1333 West Broadway
Vancouver, BC, V6H 4C1

Canada

Tel:  604-731-5881

Fax: 604-731-9923

info@dhgroup.com

DIRECTORS, OFFICERS AND KEY EMPLOYEES

Frank Oakes

Daniel E. Morse, Ph.D

David L. Hill, Ph.D

Mayank (Mike) Sampat

Gregory Baxter, Ph.D

Scott Davis

Kathi Niffenegger, CPA

Herbert S. Chow, Ph.D

Catherine Brisson, Ph.D

	President, CEO and Director Director Director Director Director Chief Financial Officer Corporate Secretary Chief Technology Officer Chief Pharmaceutical Officer	INVESTOR CONTACTS Tel: (805) 488-2800 Email: InvestorRelations@stellarbiotech.com www.stellarbiotechnologies.com www.KLHsite.com www.facebook.com/StellarBiotech
LISTING TSX Venture Exchange Trading Symbol: KLH CUSIP #: 85855A104	Trading Symbol in US OTCQB - SBOTF